UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006.

Commission File Number: 001-31221

Total number of pages: 4

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated December 15, 2006 announcing the company’s plan to acquire additional stake in Philippine Long Distance Telephone Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: December 15, 2006	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagatacho Chiyoda-ku, Tokyo Japan 100-6150

For Immediate Release

NTT DoCoMo to Raise Stake in PLDT

TOKYO, JAPAN, December 15, 2006 — NTT DoCoMo, Inc. announced today that it plans to acquire approximately 6 million shares of Philippine Long Distance Telephone Company (PLDT) (approximately 3.2% of total issued and outstanding shares, which is expected to be equivalent to approximately 13 billion Philippine pesos or 30 billion Japanese yen) from an affiliate of First Pacific Company Limited (FPC), PLDT’s largest shareholder. DoCoMo expects to finalize the specific terms of the transaction after discussions with FPC.

DoCoMo, which acquired 12,633,486 PLDT shares (approximately 6.7% of total issued and outstanding shares) from NTT Communications Corporation in March of this year, will have a total of approximately 19 million shares (approximately 9.9% of total issued and outstanding shares) after this latest acquisition. DoCoMo may consider purchasing additional shares in the future.

DoCoMo’s additional investment will further strengthen its relationship with PLDT and Smart Communications, Inc. (SMART), PLDT’s wholly owned mobile subsidiary. SMART, with DoCoMo’s backing, intends to launch the i-mode™ service and expand W-CDMA services in the Philippines and promote international roaming services between Japan and the Philippines.

SMART and DoCoMo will also collaborate as members of the Conexus Mobile Alliance of eight Asian operators which are cooperating in international roaming and corporate mobile services.

For further information, please contact:

Masanori Goto or Eijun Tanaka

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves more than 52 million customers, including 30 million people subscribing to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.